UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-38876

ATIF HOLDINGS LIMITED

Room 3803,

Dachong International Centre, 39 Tonggu Road

Nanshan District, Shenzhen, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendment to a Material Definitive Agreement

On December 10, 2018, ATIF Holdings Limited, a British Virgin Islands company (the “Company”), through its affiliate, Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd., a limited liability company organized under the laws of China (“Qianhai”), entered into an Amended and Restated Consulting Agreement (the “Agreement”) with Leaping Media Group Co., Ltd., a limited liability company organized under the laws of China (the “Client”), with respect to the proposed initial public offering of Leaping Group Co., Ltd. (“Leaping Group”), a Cayman Islands exempted company and an affiliate of the Client (collectively, the “IPO”).

On December 3, 2019, the Company, through Qianhai, entered into a First Amendment and Restated Consulting Agreement (the “Amendment”) with the Client to adjust the compensation of Qianhai.

On February 11, 2020, the Company, through Qianhai, entered into a Second Amendment to Amended and Restated Consulting Agreement (the “Second Amendment”) with the Client to adjust the compensation of Qianhai. Pursuant to the Second Amendment, the Client agreed to (i) pay Qianhai a consulting fee related to the IPO of Leaping Group, in the amount of $265,000, of which $65,000 was already paid and the remaining $200,000 would be paid in cash upon the closing of the IPO; (ii) upon the closing of the IPO, issue to Qianhai a warrant to purchase 300,000 newly issued ordinary shares of Leaping Group, with an exercise price equaling to 100% of the IPO price of ordinary shares of Leaping Group. Such warrant will be exercisable within five years after the effective date of the IPO, at any time, and from time to time, in whole or in part; and (iii) notwithstanding (i) and (ii), if the IPO does not close by July 31, 2020, to pay Qianhai a consulting fee in the aggregate amount of $1,435,000 in cash, due on July 31, 2020, unless otherwise agreed upon by the Client and Qianhai.

The foregoing description of the Second Amendment does not purport to be completed and is qualified in its entirety by reference to the full text of the Second Amendment, which is filed as Exhibit 10.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATIF Holdings Limited

Date: February 12, 2020	By:	/s/ Jun Liu
	Name:	Jun Liu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 10.1	Second Amendment to Amended and Restated Consulting Agreement dated February 11, 2020, by and between Leaping Media Group Co., Ltd. and Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd.